INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

May 18, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-264283)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Keith OConnell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 11, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of AAF First Priority CLO Bond ETF, a series of Listed Funds Trust (the “Target Fund”), into the AXS First Priority CLO Bond ETF (the “Acquiring Fund”), a series of the Registrant. The Target Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Questions & Answers

1.	In the question “Do the Funds have similar fees?” it indicates that each advisor pays all the expenses incurred by Fund except for the advisory fee and certain other expenses. Are the other expenses for the Acquiring Fund the same as the other expenses for the Target Fund? If not, please highlight those differences.

Response: The Registrant confirms that the “other expenses” excluded from the expenses paid by the advisor for the Acquiring Fund are the same as those excluded by the advisor for the Acquired Fund.

2.	In the question “How will the Reorganization affect the management of the Funds?” please highlight that the advisor for the Acquiring Fund will pay the sub-advisor out of the fees the advisor receives for managing the Acquiring Fund.

Response: The Registrant has revised the disclosure in the response and elsewhere in the Combined Proxy Statement/Prospectus as follows:

Currently, Alternative Access is the investment advisor to the Target Fund and provides day-to-day portfolio management services to the Target Fund. The Target Fund does not currently have an investment sub-advisor. If the Reorganization is completed, AXS will become the investment advisor to the Acquiring Fund. Alternative Access will become the investment sub-advisor to the

Acquiring Fund and will continue to be responsible for the day-to-day management of the Acquiring Fund’s portfolio. In addition, the current portfolio manager of Alternative Access responsible for managing the Target Fund’s assets will continue to be responsible for managing the Acquiring Fund’s assets, subject to the oversight of AXS. The Acquiring Fund will also be overseen by a different board of trustees, as a series of IMST II. Because Alternative Access, as well as the Target Fund’s current portfolio manager, will continue to be responsible for the day-to-day management of the Acquiring Fund’s portfolio following the Reorganization, the Reorganization will not change the way your investment assets are managed, although Alternative Access, as sub-advisor, will now be subject to the oversight of AXS, as the investment advisor. As investment advisor to the Acquiring Fund, AXS will provide investment advisory services to the Acquiring Fund, including the oversight of Alternative Access, as the Acquiring Fund’s sub-advisor, and ensuring quality control of Alternative Access’ investment process. In addition, AXS will pay sub-advisory fees to Alternative Access from the fees AXS earns as investment advisor to the Acquiring Fund.

3.	In the question “How does the Board of Trustees recommend that shareholders vote on the Reorganization?” please clarify in the response which Board of Trustees made the determination and recommendation.

Response: The Registrant has revised the disclosure as follows:

After careful consideration, the Board of Trustees of the Trust has determined that the Reorganization is in the best interests of the Target Fund and that the interests of the Target Fund’s existing shareholders will not be diluted as a result of the Reorganization. Accordingly, the Board of Trustees of the Trust recommends that shareholders vote FOR the proposal to approve the Plan.

Combined Proxy Statement/Prospectus

4.	Under the comparison of the Fund’s Principal Investment Strategies it indicates that each CLO will have a maximum Weighted Average Rating Factor (the “WARF”) (the “Maximum WARF”), at the time of purchase, of less than the greater of: a) 3,000, and b) the median WARF value of all outstanding broadly syndicated CLOs. In your written response, please explain how the Funds invest in CLOs with a maximum WARF of 3,000 (which would be rated B2 by Moody’s) if 80% of the Fund’s net assets are invested in AAA rated CLOs.

Response: Generally, there are two sets of ratings in a CLO capital structure, one on the asset side (i.e., the loans in the collateral pool) and another set of ratings on the liability side.  The assets of the CLO are levered loans, whose WARF is approximately 3,000 (i.e., rated B2).  On the liability side of the CLO, the capital structure is made up of multiple tranches of debt and a single tranche of equity.   The debt tranches are rated based on seniority.  The most senior portion of the debt stack is the AAA rated tranche.  Subordinate to the AAA tranche are typically 5 other tranches rated, AA, A, BBB, BB and non-rated for the equity.  The Fund invests in the senior-most tranches of the CLO’s liabilities (AAA rated).  Further, the Fund is limited to investments in CLO vehicles whose assets have a Maximum WARF, at the time of purchase, that is less than either (i) 3,000 (rated B2) or (ii) the median WARF value of all outstanding broadly syndicated CLOs, whichever is greater, as calculated by the manager.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary

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